Exhibit 99.5

FORM OF

BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL HOLDERS

MONEYONMOBILE, INC.

Subscription Rights to Purchase Common Stock Offered Pursuant to Subscription Rights Distributed to Stockholders

, 2018

To our Clients:

This letter is being distributed to our clients who are holders of MoneyOnMobile, Inc. (the “Company”) common stock, $0.001 par value per share (the “Common Stock”), and preferred stock, $0.001 par value per share (the “Preferred Stock”) on May 11, 2018 (the “Record Date”) in connection with a distribution, on May 15, 2018 in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase Common Stock. The Subscription Rights and Common Stock are described in the prospectus dated [     ], 2018 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to $10 million in Common Stock on the terms and subject to the conditions described in the Prospectus. Each subscription right will entitle the holder to purchase one share of Common Stock, which we refer to as the basic subscription right, at a subscription price per share equal to $[  ] (“Subscription Price”). In the event that holders exercise Subscription Rights for in excess of $10 million (not including the Over-Subscription Privilege), the amount subscribed for by each person will be proportionally reduced, based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

The Subscription Rights may be exercised at any time during the subscription period, which commences on May 15, 2018 and ends at 5:00 PM Eastern Time, on June 4, 2018, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive one Subscription Right for each share of Common Stock owned and for each share of Common Stock into which Preferred Stock could be converted that were owned, evidenced by non-transferable Subscription Rights statements (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one share of Common Stock at the Subscription Price (the “Basic Subscription Right”). The Basic Subscription Right is subject to pro-ration based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient shares of Common Stock are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for shares of Common Stock exceed the remaining shares of Common Stock available, the remaining shares of Common Stock will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock and Common Stock into which Preferred Stock could be converted that were owned on the Record Date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of shares of Common Stock than the holder subscribed for, then such holder will be allocated only the number of shares of Common Stock for which the holder oversubscribed, and the remaining shares of Common Stock will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares of Common Stock have been allocated.

The Company will not issue fractional shares. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Form of Beneficial Owner Election Form

4.	Instructions As to Use of Subscription Rights Certificates

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any one share of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 PM Eastern Time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a Subscription Right.

If you wish to have us, on your behalf, exercise the Subscription Rights for any one share of Common Stock to which you are entitled, please instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT (212) 929-5500, (800) 322-2885 (TOLL FREE) OR VIA EMAIL AT RIGHTSOFFER@MACKENZIEPARTNERS.COM.